UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A (Amendment No. 2)

Under the Securities Exchange Act of 1934

National Medical Health Card Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

636918302

(CUSIP Number)

Steven B. Klinsky
New Mountain Partners, L.P.
787 Seventh Avenue
New York, NY 10019
(212) 720-0300

Copies to:

John M. Bibona
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004-1980
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

February 23, 2007

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [   ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 636918302	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,956,522*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,956,522*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,956,522*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.0%**
14	TYPE OF REPORTING PERSON 00

*

Represents shares of common stock, par value $0.001 per share (“Common Stock”) of National Medical Health Card Systems, Inc. (the “Issuer”) that are issuable upon conversion of the Issuer’s series A 7% convertible preferred stock, par value $0.10 per share (“Series A Preferred Stock”) held by New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P. Pursuant to the terms and conditions of the certificate of designations governing the Series A Preferred Stock represented by the amount in Row (8), each share of Series A Preferred Stock entitles its holder to 83.64% of a vote prior to its conversion into shares of Common Stock. Accordingly, as of February 15, 2007, the Reporting Person would be entitled to cast 5,818,435 votes, or 51.5% of the total votes that may be cast by the Issuer’s stockholders, prior to the conversion of the Reporting Person’s shares of Series A Preferred Stock into shares of Common Stock.

**	Based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended.

SCHEDULE 13D
CUSIP No. 636918302	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,790,797*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,790,797*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,790,797*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.4%**
14	TYPE OF REPORTING PERSON PN

*

Represents shares of common stock, par value $0.001 per share (“Common Stock”) of National Medical Health Card Systems, Inc. (the “Issuer”) that are issuable upon conversion of the Issuer’s series A 7% convertible preferred stock, par value $0.10 per share (“Series A Preferred Stock”) held by New Mountain Partners, L.P. Pursuant to the terms and conditions of the certificate of designations governing the Series A Preferred Stock represented by the amount in Row (8), each share of Series A Preferred Stock entitles its holder to 83.64% of a vote prior to its conversion into shares of Common Stock. Accordingly, as of February 15, 2007, the Reporting Person would be entitled to cast 5,679,823 votes, or 50.3% of the total votes that may be cast by the Issuer’s stockholders, prior to the conversion of the Reporting Person’s shares of Series A Preferred Stock into shares of Common Stock.

**	Based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended.

SCHEDULE 13D

CUSIP No. 636918302	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,790,797*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,790,797*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,790,797*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.4%**
14	TYPE OF REPORTING PERSON PN

*

Represents shares of common stock, par value $0.001 per share (“Common Stock”) of National Medical Health Card Systems, Inc. (the “Issuer”) that are issuable upon conversion of the Issuer’s series A 7% convertible preferred stock, par value $0.10 per share (“Series A Preferred Stock”) held by the Reporting Person. Pursuant to the terms and conditions of the certificate of designations governing the Series A Preferred Stock represented by the amount in Row (8), each share of Series A Preferred Stock entitles its holder to 83.64% of a vote prior to its conversion into shares of Common Stock. Accordingly, as of February 15, 2007, the Reporting Person would be entitled to cast 5,679,823 votes, or 50.3% of the total votes that may be cast by the Issuer’s stockholders, prior to the conversion of the Reporting Person’s shares of Series A Preferred Stock into shares of Common Stock.

**	Based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended.

SCHEDULE 13D

CUSIP No. 636918302	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Affiliated Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 165,725*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 165,725*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,725*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%**
14	TYPE OF REPORTING PERSON PN

*

Represents shares of common stock, par value $0.001 per share (“Common Stock”) of National Medical Health Card Systems, Inc. (the “Issuer”) that are issuable upon conversion of the Issuer’s series A 7% convertible preferred stock, par value $0.10 per share (“Series A Preferred Stock”) held by the Reporting Person. Pursuant to the terms and conditions of the certificate of designations governing the Series A Preferred Stock represented by the amount in Row (8), each share of Series A Preferred Stock entitles its holder to 83.64% of a vote prior to its conversion into shares of Common Stock. Accordingly, as of February 15, 2007, the Reporting Person would be entitled to cast 138,612 votes, or 1.2% of the total votes that may be cast by the Issuer’s stockholders, prior to the conversion of the Reporting Person’s shares of Series A Preferred Stock into shares of Common Stock.

**	Based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended.

SCHEDULE 13D

CUSIP No. 636918302	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven B. Klinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,956,522*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,956,522*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,956,522*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.0%**
14	TYPE OF REPORTING PERSON IN

*

Represents shares of common stock, par value $0.001 per share (“Common Stock”) of National Medical Health Card Systems, Inc. (the “Issuer”) that are issuable upon conversion of the Issuer’s series A 7% convertible preferred stock, par value $0.10 per share (“Series Preferred Stock”) held by New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P. Pursuant to the terms and conditions of the certificate of designations governing the Series A Preferred Stock represented by the amount in Row (8), each share of Series A Preferred Stock entitles its holder to 83.64% of a vote prior to its conversion into shares of Common Stock. Accordingly, as of February 15, 2007, the Reporting Person would be entitled to cast 5,818,435 votes, or 51.5% of the total votes that may be cast by the Issuer’s stockholders, prior to the conversion of the Reporting Person’s shares of Series A Preferred Stock into shares of Common Stock.

**	Based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended.

This Amendment No. 2 amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons on March 19, 2004, as amended on October 28, 2005 (as amended, the “Statement”). Unless otherwise indicated, all capitalized terms used herein shall have the respective meanings given to them in the Statement.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 is hereby amended by supplementing such section with the following:

Reduction in Size of Board; Appointment of New Director

On March 14, 2006, the Issuer announced that G. Harry Durity was named non-executive chairman of the Board, replacing James J. Bigl, who resigned from the Board to pursue other interests. The board seat vacated by Mr. Bigl was not filled, which left the Board comprised of ten members.

On February 23, 2007, the Issuer announced that David E. Shaw voluntarily resigned from his position as a member of the Board and that G. Harry Durity voluntarily resigned as chairman of the Board, but will remain as a member of the Board and will serve as the chair of the newly created executive committee of the Board. Mr. Shaw served on the Board as a designee of the Purchasers. In accordance with the Certificate of Designations, the Purchasers have elected Thomas W. Erickson, 56, to fill the vacancy created by Mr. Shaw’s resignation. The Board has elected Mr. Erickson the non-executive chairman of the Board, replacing Mr. Durity in such capacity. Mr. Erickson has also been appointed as a member of the Issuer’s executive committee.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated to read as follows:

(a). Based on the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on February 23, 2007, as of February 15, 2007, there were 5,471,365 shares of Common Stock issued and outstanding.

As of February 15, 2007, Mr. Klinsky and NM may be deemed to beneficially own an aggregate of 6,956,522 shares of Common Stock consisting of the 6,956,522 shares of Common Stock that may be deemed to be beneficially owned by the Purchasers, as described below, representing, in the aggregate, approximately 56.0% of the issued and outstanding shares of Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

Mr. Klinsky and NM disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Purchasers and NMI to the extent that partnership interests in the Purchasers and NMI are held by persons other than Mr. Klinsky or NMI.

As of February 15, 2007, NMI may be deemed to beneficially own an aggregate of 6,790,797 shares of Common Stock that may be deemed to be beneficially owned by New Mountain, representing approximately 55.4% of the issued and outstanding shares of Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act. NMI disclaims beneficial ownership of the shares of Common Stock beneficially owned by the New Mountain to the extent that partnership interests in New Mountain are held by persons other than New Mountain.

As of February 15, 2007, New Mountain may be deemed to beneficially own an aggregate of 6,790,797 shares of Common Stock, representing approximately 55.4% of the issued and outstanding shares of Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act

As of February 15, 2007, NMAI may be deemed to beneficially own an aggregate of 165,725 shares of Common Stock, representing approximately 2.9% of the issued and outstanding shares of Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act.

(b). Each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock that the Reporting Person may be deemed to beneficially own as described above.

(c). There have been no purchases or sales by any of the Reporting Persons of Common Stock during the last 60 days.

(d). No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Reporting Person.

(e). Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On February 23, 2007, Mr. Erickson entered into a chairman agreement with the Issuer, pursuant to which Mr. Erickson will be entitled to certain benefits commensurate with those now generally made available or later made generally available to the Issuer’s most senior employees as well as a one-time stock option award, subject to the terms and conditions set forth in the chairman agreement.

Since January 2007 Mr. Erickson has been providing consulting services to New Mountain Capital, L.L.C. (“New Mountain Capital”), an affiliate of the Reporting Persons. Mr. Erickson and New Mountain Capital are currently negotiating the final terms of, and anticipate entering into a consulting agreement, pursuant to which Mr. Erickson will provide, through ECG Ventures, Inc., of which Mr. Erickson is President and Chief Executive Officer, strategic management services to New Mountain Capital with respect to its current and prospective investment activities, including without limitation its investment in the Issuer.

Each of the foregoing arrangements is described in the Current Report on Form 8-K filed by the Issuer on February 28, 2007 and each description, including any qualifications therein, is incorporated in this Schedule 13D by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1	Joint Filing Agreement, dated March 19, 2004.*
99.2	Amended and Restated Preferred Stock Purchase Agreement, dated as of November 26, 2003, by and between National Medical Health Card Systems, Inc. and New Mountain Partners, L.P.*
99.3	Certificate of Designations, Preferences and Rights of Series A 7% Convertible Preferred Stock of National Medical Health Systems, Inc., dated March 18, 2004.*
99.4

Support Agreement, dated as of October 30, 2003, by and among National Medical Health Card Systems, Inc., Bert E. Brodsky, P.W. Capital Corp., Lee Jared Brodsky, David Craig Brodsky, Jeffrey Holden Brodsky, Jessica Brodsky Miller, the Bert E. Brodsky Revocable Trust, the Irrevocable Trust of Lee Jared Brodsky, the Irrevocable Trust of David Craig Brodsky, the Irrevocable Trust of Jeffrey Holden Brodsky and the Irrevocable Trust of Jessica Brodsky Miller and New Mountain Partners, L.P.*

99.5	Registration Rights Agreement, dated as of March 19, 2004, by and among National Medical Health Card Systems, Inc., New Mountain Partners, L.P., and New Mountain Affiliated Investors, L.P.*
99.6	Management Rights Letter, dated March 19, 2004, between National Medical Health Card Systems, Inc. and New Mountain Partners, L.P.*

*Filed with the Schedule 13D filed by the Reporting Persons on March 19, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2007
NEW MOUNTAIN GP, LLC
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Member
NEW MOUNTAIN INVESTMENTS, L.P. By: New Mountain GP, LLC, its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Member
NEW MOUNTAIN PARTNERS, L.P. By: New Mountain Investments, L.P., its general partner By: New Mountain GP, LLC its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Member

NEW MOUNTAIN AFFILIATED INVESTORS, L.P. By: New Mountain GP, LLC, its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Member

By:	/s/ Steven B. Klinsky
Steven B. Klinsky